Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington DC, 20549-4720

202-551-6963

Dear Ms DiAngelo:

The following responses are provided in response to your January 23, 2008 phone call:

1.

Financial Statements of 12/31/07 filed 3/4/08.  The header page was missing.  At end, items 2-12 & signature and certification pages were missing.  Response: We are not sure why these were missing in the filing.  Our recollection is that they were on the draft submitted to the Edgarizing service.  We will submit an Amended filing by March 10, 2009 that includes these as well as other corrections as described below.  In addition, per your suggestion, since I wear multiple hats and the rule states that it should be signed by both the Principle Executive Officer and Principle Financial Officer, I will put both titles when I sign.

2.

Form N-PX filed 7/2/08.  We filed all of the series funds in one filing.  Response: Going forward we will file separate proxy-voting records by each of our Funds instead of consolidating them.

3.

Form N-Q 9/30/08 filed 11/25/08.  These should be marked as “Unaudited” going forward.  Response: We have instructed our service provider to implement this.

4.

FAS 157 Disclosure.  For funds with fiscal years after Nov 15, 2007 there should be 3 levels of disclosure regarding how securities are valued.  This first showed up in the 9/30/08 filing.  Make sure it is there going forward.  Response: The disclosure was erroneously omitted from the March 31, 2008 Form N-Q. We have reminded our service provider to continue the 3 levels of disclosure.We have reminded our service provider to continue the 3 levels of disclosure.

5.

Semi-Annual Report 6/30/08.  Note 2 of financial statements were Edgarized improperly with each fund showing the same number, 492,291.  Response:  We have alerted our accounting and Edgar filer to make sure it is correct going forward.

6.

Annual Report 12/31/07 filed 3/4/08.

a.

Management Discussion – N1A Item 22b,72b. Put language “Past performance, etc.” & “returns do not include taxes on distributions of fund shares” after each fund’s chart instead of at end of section only.  Response: We will make this change going forward.

b.

Portfolio Investments – Response: With the exception of iv., we will do the following going forward:

i.

Other Cash and Equivalents is less than .3% of both Total Assets and Net Assets.  This is considered immaterial for reclassification.  If necessary we can provide a description of the “Other” category.  Currently, it consists of cash accounts maintained at Huntington National Bank (Redemption and Federal Tax Withholding accounts and First National Bank (12(b) 1 Account, Operating Expense Account, Fidelity Bond Escrow deposit Account)

ii.

We will no longer provide the Statement of Cash Flows as you explained it is not necessary if the funds do not have a debt issue.   (Reference: Audit Guide of Inv. Cos. Chapter 7, Section 68)

iii.

Statement of Assets & Liabilities – Under Other: payables to Affiliates will be disclosed or if none, it will be stated in note.  At less than .001% of Net Assets, the disclosure was considered adequate.

iv.

Statement of Operations – Some items in columns did not add up.  We have determined this occurred when the table got corrupted during the cut and past process to the document that was to be Edgarized.  No one caught the error.  In discussion with our auditors it was determined that the error was not material. Net investment income is unaffected in that the details of expenses are incorrect, not the total expense line.  The Financial Highlights were based on correct amount of expenses and income.   Going forward we will seek to have a more thorough proofing of the final filing documents.

v.

Notes Section

1.

Financial Highlights.  Going forward, Total Distributions will be split into income vs. cap gains in reference to the Audit Guide Chapter 7, paragraph 77e – Conform to Statement of Changes in Net Assets.

2.

RE: $ amounts for Purchases and Sales per the Audit Guide Chapter 7, Section 98, Note 7. Disclosures were provided in Statement of Cash Flows. We will now disclose in the Notes section.

3.

RE: the May 1 2008 Audit Guide – Chapter 7, paragraph 37d, showing the tax basis component as a chart showing undistributed ordinary income, capital gains, carry forward and appreciation/(depreciation). Also in reference to Chapter 7, paragraph 66c.  The Composition of Net Assets disclosure was provided on the face of the Statement of Assets and Liabilities and on the face of the Statement of Changes in Net Assets, as requested by the SEC last year.  The Statement of Changes in Net Assets provides the details of distributions.  Cash distributions paid are shown in the cash flow statement.  They are minor in that 99% of STAAR distributions are reinvested, as can be seen on the Statement of Changes in Net Assets.

4.

 Tax Basis of dividends will be disclosed.

c.

Page 17 Tax Disclosure – Amounts involved were considered minor.  Disclosure as a range of years was considered adequate.  We will break out each expiration amount and date going forward.

d.

Shareholder Transactions, Page 18 – GBF 12/31/07 -- SEC’s average NAV calculation outside of range – looks low.  And all funds’ shares sold look off.  Response:  The independent registered public accounting firm reported nothing regarding this.  The cost details are correct.  The shares details are incorrect, in that both sales and redemptions are overstated by in-kind transfers.  We will make sure this does not happen going forward.

e.

Summary of Unrealized gains/(Losses) – Cost is cost of investments for tax purposes, but was not specifically disclosed as such.  We will provide disclosure of this.

7.

Form N1-A:  Going forward we will do the following:

a.

Item 22b5 – Requires certain Management Info. In ANN & SA reports – chart re: directors & Officers.  Response: On Note 5 Chart, we will list each Director and Officer even if they don’t own shares.

b.

Item 22b6 – We will provide a statement for the chart referenced above.

c.

Item 22d1 – We will include the expense examples in Annual and Semiannual Reports like the one in Prospectus.  This was included in the June 30, 2008 report; we will make sure it continues to be included.

d.

Item 22b3,4&5 – We will provide disclosure of availability of  Proxy Procedures and Proxy Voting Record in addition to a quarterly portfolio schedule.  This was included in the June 30, 2008 report; we will make sure it continues to be included.

e.

We will include disclosure of Board Approval of Investment Advisor Agreement and basis for approval needs to be in Annual and Semi Annual Reports as part of the Financial Statements.  Ref: N1-A Item 22d6.

Representations:

The trustees of the STAAR Investment Trust acknowledge the following:

•

Each fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

Each fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•

The Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

Sincerely,

/s/ J. André Weisbrod

J. André Weisbrod

STAAR Investment Trust
Chairman of the Board of Trustees, Principle Executive Officer and Principle Financial Officer

STAAR Financial Advisors, Inc.
President & CEO

604 McKnight Park Dr, Pittsburgh, PA 15237